MATTEL, INC.
August 4, 2020

Confidential Treatment Requested by Mattel, Inc.
Pursuant to 17 C.F.R. § 200.83
For Portions of This Letter Described Below

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Melissa Raminpour

Re: Mattel, Inc. (the “Company” or “Mattel”)
Form 10-K for the Year Ended December 31, 2019 Filed February 25, 2020
Form 10-Q for the Quarter Ended March 31, 2020 Filed May 6, 2020
File No. 001-05647
Dear Ms. Raminpour:

We received and have carefully reviewed the comments provide by the staff (“Staff”) of the Securities and Exchange Commission in its comment letter dated July 7, 2020, with respect to the Company’s Form 10-K for the year ended December 31, 2019 and Form 10-Q for the quarter ended March 31, 2020. The following is our response to the Comment Letter. We have organized our response so that it appears in the format used in the Comment Letter. For your convenience, we have repeated the Staff’s comment exactly as given in the Comment Letter and set forth our response below such comment.

Pursuant to 17 C.F.R. § 200.83, we are requesting confidential treatment for portions of our response below reflecting information that we have provided supplementally. We request that these portions, as indicated by “[***]”, be maintained in confidence, not be made part of any public record and not be disclosed to any person, as they contain confidential information, disclosure of which would cause the Company competitive harm. In the event that the Staff receives a request for access to the confidential portions herein, whether pursuant to the Freedom of Information Act (“FOIA”) or otherwise, we respectfully request that we be notified immediately so that we may further substantiate this request for confidential treatment. Please address any notification of a request for access to such documents to the undersigned.

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MATTEL, INC.

Form 10-K for the Year Ended December 31, 2019 Management Discussion and Analysis
Non-GAAP Financial Measures, page 47

1.Comment: You disclose that gross sales represents sales to customers excluding the impact of sales adjustments, such as trade discounts and other allowances. We acknowledge your historical presentation of this measure as a non-GAAP measure of revenue and related reconciliation to net sales reported in accordance with GAAP. However, you also describe it as a metric in your disclosures. With regards to your disclosure of gross sales and in light of our existing non-GAAP guidance as well as our recent guidance in Release No. 33-10751 relating to metrics, we have the following comments:
•Please clearly explain what “gross sales” represents. For example, does it represent full retail price of your products, such as MSRP?
•Tell us if you view “gross sales” to be a non-GAAP measure of revenue or a metric based upon your assessment of Item 10(e) of Regulation S-K and the guidance in Release No. 33-10751 and why.
•Considering that gross sales is widely disclosed throughout your documents, please tell us how you analyze trends in the level of trade discounts and other allowance provided to customers and if you have considered providing enhanced disclosures so that your investors can understand the relationship between “gross sales” and “net sales.”

Response: In response to the Staff’s comment, Mattel respectfully advises the staff that gross sales do not represent the retail price of product sold to Mattel’s customers. Gross sales represent the amount invoiced to Mattel’s customers and includes deductions from Mattel’s “list” price, where applicable. However, Mattel enters into additional arrangements which provide customers with further discounts from the amount invoiced. Specifically, sales adjustments represent arrangements with customers to provide additional sales incentives, support customer promotions, and provide allowances for returns and defective merchandise, which can be based upon fixed amounts or percentages, or also be discretionary in nature. Because sales adjustments are generally not associated with, or accounted for, by categories, brands or individual products, net sales are not presented on a categories or brand level, and in this regard net sales may be viewed as less meaningful to investors. Mattel believes that gross sales by category and brand is useful supplemental information for investors to assess the underlying performance and trends of Mattel’s categories and brands. As such, gross sales are described as sales to customers, excluding sales adjustments, and sales adjustments are explained in detail in Mattel’s disclosures regarding the application of critical accounting policies and estimates.

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Mattel considers gross sales to be a non-GAAP financial measure based upon the definition set forth in Item 10(e)(2) of Regulation S-K and consistent with the guidance in Release No. 33-10751, which states that companies should “first consider the extent to which an existing regulatory disclosure framework applies, such as Generally Accepted Accounting Standards (“GAAP”) or, for ‘non-GAAP measures,’ Regulation G or Item 10 of Regulation S-K”. The Financial Reporting Manual defines non-GAAP financial measures as a “numerical measure of a registrant’s historical or future financial performance, financial position, or cash flow that:

a.excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows of the issuer; or

b.includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable GAAP measure so calculated and presented.”

Gross sales is a numerical measure of Mattel’s historical performance that excludes the impacts of sales adjustments, which is presented in the most directly comparable GAAP measure (i.e. net sales), and as such, was determined to be a non-GAAP financial measure. Mattel has replaced the use of the word “metric” with “measure” in its disclosures starting in the second quarter of 2020 to clarify this point of view.

Sales adjustments are recorded during the year based upon Mattel’s expected level of annual spend and is adjusted in the fourth quarter based upon the actual expected amount of spend committed to customers. Mattel most commonly analyzes sales adjustments at a consolidated level, but also at a segment and regional level, and accordingly provides a reconciliation between total gross and net sales, such that investors can understand the varying level of sales adjustments provided to customers. Since the beginning of 2018, sales adjustments as a percent of gross sales on a quarterly and annual basis has consistently been between 11%-12% each period; given this consistency as percent of gross sales, Mattel does not view that sales adjustments have been a material driver of the change in net sales period over period. Nevertheless, in the future, Mattel will enhance its disclosure in periods where sales adjustments are a material driver of the change in net sales.

Mattel believes its current disclosures are adequate for the investor to understand the relationship between gross and net sales. Sales adjustments are one of Mattel’s critical accounting policies and estimates, and Mattel provides a description regarding the types of programs, its relationship to gross sales, and the timing of recognition. However, Mattel has enhanced its disclosure in its discussion of gross sales starting in the second quarter of 2020 to provide further clarity regarding the relationship between gross and net sales, as presented below, with changes underlined for ease of review:

MATTEL, INC.

Gross sales represent sales to customers at invoice, excluding the impact of sales adjustments. Net sales, as reported, include the impact of sales adjustments, such as trade discounts and other allowances. Mattel presents changes in gross sales as a ~~metric~~ measure for comparing its aggregate, categorical, brand, and geographic results to highlight significant trends in Mattel's business…

Since sales adjustments are determined by customer rather than at the categories or brand level, Mattel believes that the disclosure of gross sales by categories and brand is useful supplemental information for investors to be able to assess the performance of its underlying categories and brands (e.g., Dolls, Barbie) and also enhances their ability to compare sales trends over time. Refer to Mattel’s critical accounting policies and estimates included in the 2019 Annual Report on Form 10-K for further detail regarding sales adjustments.

Form 10-Q for the period ended March 31, 2020
Management's Discussion and Analysis of Financial Condition and Results of Operations Application of Critical Accounting Policies and Estimates, page 38
2.Comment: We note your disclosure indicating that you concluded that the impact of COVID-19 did not result in a triggering event for an updated goodwill impairment analysis during the first quarter of 2020 and that your estimates included in the 2019 annual report did not materially change during the first quarter. You also disclosed that material downward revisions to growth in net sales or profitability may result in the impairment of goodwill for the American Girl and International reporting units. While we note your disclosure regarding your third quarter impairment analysis indicating that the estimated fair value of the American Girl and International reporting units had more than 25% excess fair value over its carrying value, considering the first quarter sales decrease of 16% for American Girl that increased segment loss by 23%, triggered by store closures and the sustained unfavorable economic environment triggered by COVID-19 into the second quarter, please tell us your basis for not considering the aforementioned factors a triggering event to perform an interim impairment analysis. Provide similar information for any other units that may be impacted by the 26% decrease in revenues from the infant, toddler, and preschool category. Please tell us what consideration you have given into performing an interim impairment analysis during the second quarter, how you expect your key assumptions to change from those used in the previous analysis, and your estimate of any resulting impairment. If you believe an updated impairment analysis is not warranted, please provide us with your analysis in this regard.

MATTEL, INC.
Response: In response to the Staff’s comment, Mattel respectfully advises the staff, that it considered the guidance in ASC 350-20-35-30, which states that “goodwill of a reporting unit shall be tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.” Examples of events and circumstances include macroeconomic conditions, industry and market conditions, and financial performance. As noted in the Staff’s comment, Mattel’s results were adversely impacted by COVID-19, with declines in sales across all reporting units, including the specific declines noted in the American Girl reporting unit and Infant, Toddler, Preschool categories. Mattel considered the expected adverse effects of COVID-19 on its business as of both the first and second quarters of 2020 and determined it was not a triggering event primarily based upon two factors: the seasonality of Mattel’s business and the expected lessening impact of COVID-19 on gross sales in the second half of the year and beyond.

The first quarter has historically been a small portion of Mattel’s overall business, and despite the expectation that second quarter gross sales would also be significantly impacted by COVID-19, the first and second quarter combined have historically represented just a third of the Company’s annual revenue. In recent history, these have also been periods in which losses have been incurred. As such, the factor considered to be of greater impact in the assessment of whether a triggering event had occurred was the consideration of the potential impact of COVID-19 on gross sales during the second half of the year, and even more importantly, to future growth and profitability trends in 2021 and beyond. As noted in the Company’s earnings call during the first quarter (although there was no formal guidance provided for the third and fourth quarters), the expectation was for a much-improved second half, including the holiday season, while recognizing that outlook was partially dependent upon developments in the retail landscape and the impact of COVID-19. As noted on that call, historically the toy industry has proven resilient in downturns, and as such, better positioned as compared to other consumer-discretionary industries.

Turning to the second quarter, on a consolidated level Mattel reported similar declines in overall gross sales as compared to the first quarter, despite the impact of COVID-19 throughout the entire second quarter, as compared to its partial impact in the first quarter. The gross sales decline in the American Girl reporting unit remained consistent at 16%, despite the significant impact of retail store closures through most of the second quarter, which was partially offset by growth in direct-to- consumer channel gross sales, which more than doubled year over year. Looking to the balance of the year, American Girl is expected to continue its positive momentum in its direct-to-consumer channel into the second half of 2020, along with the re-opening of our retail stores. The International reporting unit reported more severe declines in the second quarter gross sales, impacted by retail closures during the quarter, resulting in a gross sales decline of 33%, as compared to 11% in the first quarter. However, consistent with the overall

MATTEL, INC.
outlook on Mattel’s business, the adverse impact of COVID-19 is expected to lessen in the second half of 2020, and while retail closures remain in certain international markets, the level of retail closures is improved. As noted in Mattel’s second quarter earnings call, substantially all retail outlets in the EMEA and Asia Pacific regions and a great majority of retail outlets in Latin America were open exiting the second quarter. [***].

While it remains difficult to assess the long-term impact to Mattel’s business as a result of COVID-19, the current expectation is that the adverse effect of COVID-19 is expected to be less adverse in the second half of 2020 and continue to lessen with the passage of time. Therefore, its potential impact on the consideration of goodwill impairment was largely limited. The 2020 financial results are a small consideration in the overall fair value of the American Girl reporting unit, [***], and in the International reporting unit, [***]. As such, Mattel concluded that COVID-19 did not represent a triggering event, as a goodwill impairment was not considered to be more likely than not. Material declines in net sales year over year during the second half of 2020, or other factors indicating longer-term economic impacts of COVID-19, may be indicative of more substantive long-term impacts than anticipated, and may warrant material decreases in the projected cash flows of future periods. Mattel will continue to monitor the evolving circumstances entering the third quarter, the period of Mattel’s annual impairment test, and in future periods, to assess potential triggering events and the potential impact to goodwill impairment. To provide further clarity, Mattel will enhance its disclosure in its discussion of Critical Accounting Policies in its June 30, 2020 quarterly report on Form 10-Q to more clearly delineate its considerations in this regard, as presented below, with changes underlined for ease of review:

Mattel concluded that the impact of COVID-19 did not result in a triggering event for goodwill during the second quarter of 2020. Mattel expects the performance of the American Girl and International reporting units to be less adversely affected by COVID-19 in the second half of 2020 than they were in the first half of 2020. The American Girl reporting unit demonstrated strong growth in its direct-to-consumer channel during the first half of 2020 and is further expected to benefit from the re-opening of retail stores in the second half of 2020. The substantial re-opening of retail in most international regions exiting the second quarter is expected to benefit the International reporting unit as compared to the first half of 2020. For the second half of 2020 and beyond, Mattel expects to continue to execute on its short-to-mid-term strategy to restore profitability and revenue growth. Given the current impact to Mattel’s business, there is a higher degree of uncertainty as to the long-term impact to its discount rates and forecasts used for determining the recoverability of goodwill. Prolonged disruption to Mattel’s customers, supply chain, or other critical operations would materially impact Mattel’s results of operations and future period assumptions used in the determination of the estimated fair

MATTEL, INC.
value for determining the recoverability of goodwill of Mattel’s reporting units. While 2020 financial results represent a small portion of the estimated fair value of the American Girl and International reporting units, material downward revisions to expected growth in net sales or profitability for future periods may result in the impairment of goodwill for the American Girl and International reporting units. Refer to Part I, Item 2 "Management’s Discussion and Analysis of Financial Condition and Results of Operations—COVID-19 Update" and Part II, Item 1A "Risk Factors" of this Quarterly Report on Form 10-Q for further discussion regarding the potential impact of COVID-19 on Mattel’s business.

Please feel free to call the undersigned at (310) 252-3611 or Brian Lane of Gibson, Dunn & Crutcher LLP at (202) 887‑3646 with any questions or comments regarding the foregoing.

Very truly yours,

/s/ Joseph J. Euteneuer
Joseph J. Euteneuer
Chief Financial Officer

cc: Effie Simpson, Staff Accountant, Division of Corporation Finance
Joseph J. Euteneuer, Chief Financial Officer, Mattel, Inc.
Robert Normile, Executive Vice President, Chief Legal Officer & Secretary, Mattel, Inc.
Brian Lane, Partner, Gibson, Dunn & Crutcher LLP